

August 1, 2011

Via E-mail
Ms. Trisha Malone
Chief Financial Officer
Kensington Leasing LTD.
1005 S. Center St.
Redlands, CA 92373

      Re: **Kensington Leasing LTD.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed April 18, 2011
              Form 10-Q for the Fiscal Quarter Ended March 31, 2011
              Filed May 23, 2011
              File No. 0-53559

Dear Ms. Malone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   Based on your disclosure that you were a shell company prior to your acquisition of Allianex Corp, it is not clear to us how you concluded that Allianex Corp is not a "predecessor". Please be advised that financial information of a registrant's predecessor is required for all periods prior to its acquisition, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for a registrant **and** its predecessor should collectively be "as of" all dates and "for" all periods required by Article 8 of Regulation S-X. The interim period of a predecessor, prior to its

acquisition by the registrant (in this case, the period from January 1, 2010 to June 4, 2010), is also required to be audited since audited financial statements for the period after the acquisition have been presented. Please be advised that we may re-consider the predecessor requirements of Allianex Corp depending on your subsequent accounting for the acquisition of Wikifamilies.

Financial Statements

Note 5 – Notes Receivable, page 7

2.   In future filings, including your next Form 10-Q, please disclose the underlying facts and circumstances related to the note receivable. In addition, please explain to us how you determined that the related cash flows are appropriately classified as operating cash flows.

Note 7 – Investments, page 8

3.   In future annual and quarterly filings, including your next Form 10-Q, please include the disclosures required under ASC 320-10-50-5 related to your held-to-maturity investments, including the identity of the debt issuer. In addition, if your investments are held-to-maturity, as disclosed, please explain to us why unrealized losses on available-for-sale- securities are included in comprehensive income. If your investments are actually available-for-sale, please revise future annual and quarterly filings, including your next Form 10-Q, to include all applicable disclosures required under ASC 320-10-50.

Note 10 – Intangibles, page 8

4.   It appears to us that you included the impairment charge you recorded in 2010 in other income (loss). Please explain to us how you determined this classification is appropriate based on the requirements of ASC 360-10-45-4. In addition, please revise future filings, including your next Form 10-Q, to disclose how you determined the fair value of your intangible assets, including when you estimate you will begin generating positive cash flows related to these assets, as required under ASC 360-10-50-2.

Note 12 – Stock Offering, page 9

5.   It appears to us that you recorded a gain related to the option purchase agreement in 2010. Please explain to us how you determined it is appropriate to record a gain related to an option involving your stock, including the accounting literature you relied on.

Exhibits 32.1 and 32.2

6.   Please correct the dates of your certifications.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Financial Statements

Note 12 – Related Party Transactions, page 12

7.   We note that you entered into a stock purchase agreement with your Chairman, Ms. de Maison on March 23, 2011 to purchase shares in various tranches at $.25 per share. It appears your stock's closing price on that date was $3.20 per share. Please tell us how you determined the fair value of the share price offered to your Chairman. In addition, please explain why you have not recognized any expense associated with the initial 300,000 share issuance to Ms. de Maison in the quarter ended March 31, 2011.

Note 17 – Subsequent Events, page 15

8.   We note you consummated an exchange agreement with Wikifamilies SA on May 20, 2011. Based on the fact that the former shareholders of Wikifamilies SA will own 68% of the combined entity, it appears to us that this transaction is a reverse merger. Please provide us a complete understanding of the nature of this transaction and your proposed accounting. To the extent you do not believe the transaction is a reverse merger; please provide us an analysis supporting your conclusion. Please refer to ASC 805-40-05 for guidance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Trisha Malone
Kensington Leasing LTD
August 1, 2011
Page 4

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                    Sincerely,

                                    /s/ W. John Cash

                                    W. John Cash
                                    Branch Chief